[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 13, 2013

VIA E-MAIL & EDGAR

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Knight Holdco, Inc.
Registration Statement on Form S-4
Filed February 13, 2013
File No. 333-186624

Dear Ms. Hayes:

Set forth below are responses of KCG Holdings, Inc. (formerly Knight Holdco, Inc.) (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 29, 2013 regarding the Company’s amendment to its registration statement on Form S-4, filed on Form S-4/A with the Commission on April 15, 2013 (File No. 333-186624) (as amended, the “Registration Statement”). In connection with this letter, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) and furnishing to the Staff supplementally six courtesy copies of Amendment No. 2 marked to show changes from the Company’s Amendment No. 1 to the Registration Statement as filed on April 15, 2013. Capitalized terms not defined in this letter shall have the meanings set forth in the Registration Statement.

The Staff’s comments, indicated in bold, are followed by responses on behalf of the Company. Page numbers referenced in these responses refer to page numbers in Amendment No. 2 to the Registration Statement.

Registration Statement on Form S-4

Risk Factors, page 38

KCG could experience additional losses and liabilities as a result of the technology…, page 58

1.

We note your response to prior comment 35 and that you have removed the reference to the internal review of the August 1, 2012 trading loss. We continue to believe that the status of such review should be fully described in an appropriate location of your proxy/prospectus. Please also expand your disclosure of the “several remedial measures designed to enhance [your] controls” by describing in greater detail the changes made to “management” and “market access” controls and explaining how the

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2013

combined company “will continue this endeavor.” Your revised disclosure should describe the material elements of the changes made to your internal controls and procedures as a result of the trading loss, as well as how findings from the internal review drove any such changes.

In response to the Staff’s comment, we have revised the disclosure on page 63 to disclose the remedial measures taken by Knight to enhance its processes and controls following the August 1 trading incident.

International activities involve certain risks, page 61

2.

We note that the information you have provided in response to prior comment 35 could apply to risks relating to operations in any foreign location. Please revise to address specifically how the combined company will face material risks in its international operations located in Europe and Asia.

In response to the Staff’s comment, we have revised the disclosure on pages 65-66 to provide risks specific to international operations in Europe and Asia.

Information About the Companies, page 73

GETCO Holding Company, LLC, page 74

3.

We note your response to prior comment 40. Please disclose the basis for your statement that “GETCO has often been a first-mover in electronic market making.” Alternatively, provide us with supplemental support for your statement.

In response to the Staff’s comment, we have revised the disclosure on page 79 to remove the statement above and to indicate that GETCO has engaged in electronic market making since its founding in 1999.

Background of the Mergers, page 89

4.

We note your disclosure on page 94 that Jefferies believed a transaction with a third party was preferable to the stand-alone Knight scenario. Additionally, you state that the directors believed the stand-alone scenario was subject to a high degree of execution risk and would require substantial time and resources. It is not clear whether Jefferies’ reasons for favoring a transaction with a third party were the same as the directors’ reasons. Please clarify the basis for Jefferies’ preference.

We acknowledge the Staff’s comment and respectfully advise the Staff that our disclosure that Jefferies believed a transaction with a third party was preferable to the

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2013

stand-alone Knight scenario properly reflects what Mr. Friedman, speaking on behalf of Jefferies in its capacity as a Knight shareholder, conveyed to Knight’s board of directors on December 17, 2012. At the meeting, Mr. Friedman did not provide additional detail or elaborate further as to Jefferies’ reasons for favoring a transaction with a third party, and accordingly our disclosure was limited to what was actually conveyed by Jefferies to the Knight board of directors. In response to the Staff’s comment, we have revised the disclosure on page 99 to indicate that Mr. Friedman did not elaborate on the basis for Jefferies’ preference for a third party transaction.

Material U.S. Federal Income Tax Consequences of the Mergers, page 142

5.

We note your response to comment 73 and your statements that the parties’ obligations to complete the merger are conditioned on their receipt of tax opinions by their respective counsel. Please revise the descriptions of the tax consequences to specifically state that the description is the opinion of counsel and to identify counsel. Additionally, we note that you intend to file the tax opinions as exhibits. Please note that we may have comments once we have had an opportunity to review them.

In response to the Staff’s comment, we have included forms of the tax opinions of Wachtell, Lipton, Rosen & Katz and Sullivan and Cromwell LLP as Exhibits 8.1 and 8.2 respectively to the Registration Statement.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 174

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 177

6.

We note your adjustments related to debt refinancing (i.e. adjustments (a) and (e)); however, we are unable to reconcile such amounts to the related footnote disclosures on pages 179 and 181. Please provide us with a reconciliation, or revise to clarify.

In response to the Staff’s comments, Knight’s long term debt as of March 31, 2013 consists of cash convertible notes of $375.0 million of which $(32.5) million of unamortized original issue discount on such notes and $100.0 million of borrowings under a credit agreement of which $50.0 million is classified as short term and included in accounts payable and accrued expenses. At GETCO, long term debt consists of $15 million of long term notes and $19.2 million of capital leases which will not be refinanced as part of the merger. In addition, the combined companies have interest payable as of March 31, 2013 of $0.7 million (Knight $0.5 million, GETCO $0.2 million). The following table outlines the impact of the refinancing transaction:

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2013

	Accounts Payable and accrued expenses	Long term Debt	Retirement of existing debt
Cash convertible notes
Long term portion		$375.0	$(375.0)
Original issue discount		(32.5)	—
Borrowing under credit arrangements	$50.0	50.0	(100.0)
Accrued interest payable	0.5		(0.5)

Knight debt	$50.5	$392.5	$(475.5)

Notes payable		15.0	(15.0)
Capital Leases		19.2
Accrued interest payable	0.2		(0.2)

GETCO debt	$0.2	$34.2	$(15.2)

Combined Debt	$50.7	$426.7	$(490.7)

KCG Debt
First Lien Term Loans
Long term portion		300.0
First year amortization	235.0
Second Lien Notes		305.0

	$235.0	$605.0

The footnote disclosures on pages 190 and 193, referenced in the Staff’s comment, have been updated to provide clarity.

Notes to the Unaudited Pro Forma Financial Statements – Minimum Case, page 179

Unaudited Pro Forma Balance Sheet, page 179

7.

We note your response to prior comment 76, where you indicate that purchase price consideration disclosed in adjustment (b) does not include certain fully vested and exercisable options outstanding that entitle the holders to purchase Knight shares as well as certain unvested RSUs representing the right to receive units in KCG. Please revise your disclosure in adjustment (b) to clarify that certain options and RSUs were excluded from your determination of total consideration and the reasons for it, as discussed in your response.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2013

We advise the Staff that the total consideration includes all relevant stock and stock based awards in accordance with ASC 805-30-30-9 through 13. We have elaborated on the disclosure of Total Consideration on page 191 to separately disclose the components of the consideration. The Vested RSUs represent outstanding Knight RSUs at March 31, 2013 which, based upon the terms of such RSUs, will vest upon the merger. Upon completion of the mergers, holders of such RSUs will receive one third of a share of common stock of KCG for each such RSU. As such, these RSUs are included in deal consideration. Fair value of non-vested RSU’s earned represent a portion of the value of the outstanding Knight RSUs at March 31, 2013 which, based upon the terms of such RSUs, will not vest upon the merger. Upon completion of the mergers, holders of these RSUs will receive one third of a share of unvested KCG RSUs for each such Knight RSU surrendered, with the vesting (i.e., service condition) of such replacement RSUs being equal to those of the Knight RSUs that will be surrendered. The portion of the fair-value based measure of the replacement RSUs that is being included in Total Consideration has been determined pursuant to ASC 805-30-30-9 through 13 based upon the fair values of the replacement awards less the amount attributed to pre-merger service.

There are also certain fully vested and exercisable Knight options outstanding that entitle the holders to purchase Knight shares. These options have not been included in the determination of purchase consideration because management does not expect any of these options to be exercised prior to the acquisition date because their exercise prices, which as of March 31, 2013 ranged from $6.06 to $19.36 per share, are significantly greater than of the estimated Knight share value of $3.75. In addition, the intrinsic value as measured by a Black-Scholes valuation is not significant. The applicable footnotes have been updated to provide clarity.

8.	We note your assumptions disclosed in connection with the recast of the GETCO partnership structure into a corporate structure within adjustment (d). Please address the following.

•

We note common stock adjustment (i) reflects the Knight share equivalent at par value of $.01 based on shares issued to GETCO unitholders and GA-GTCO as well as 54.1 million shares issued in the conversion of Knight Series A-1 Preferred Stock. It is not clear how this amount reconciles to the number of shares on a fully converted basis currently owned by the Company as disclosed in Note 6 (page F-18) and Note 21 (page F-33). Please advise, and revise your disclosure as necessary.

•	Revise (ii) to further explain your computation of the deferred tax asset created at the transaction date.

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2013

In response to the Staff’s comments, the units outlined in Note 6 (page F-18) and Note 21 (page F-33) reflect all ownership shares of GETCO. However Class E units are profits interests and therefore are not eligible to receive shares at the time of the merger. The comment has been expanded to clarify that Class A, Class B and Class P units and the additional GA-GTCO contribution are the only units being converted to common share equivalents.

With respect to the Staff’s comments related to deferred tax assets, the deferred tax asset created at transaction date is caused by GETCO converting from a partnership to a corporation for tax purposes. Most of the deferred tax items are normal deferred tax items created by differences in depreciation and amortization schedules or timing of recognition of expenses. In the case of GETCO, there are additional components due to partnership transactions which have on-going tax consequences. The purchase and sale of partnership units on a yearly basis has given rise to a tax deductible asset which is amortized over 15 years. These assets are offset by the permanent differences included in the equity of GETCO. We have updated the footnote to outline the components of the deferred tax asset and the deferral rate which is the assumed tax rate of the combined firm as noted in adjustment (g).

9.

We note your response to prior comments 77 and 78; however, it remains unclear how you arrived at the adjustment amounts to additional paid in capital of $1,091.8 million (other adjustments) and $(264.3) million (purchase price adjustments). Please revise your disclosure within adjustment (f) to quantify the impact of each of the assumptions you made to calculate these amounts.

In response to the Staff’s comments, the change in Members’ equity in other adjustments has been further amended and an additional table of information has been added to further clarify the changes. The following table summarizes all the changes to equity related to this change:

	Common Stock	Additional paid in Capital
Pro forma share adjustment (a)	$0.5	$—
Remaining GETCO Historic Member’s equity	—	842.8
Reflecting the deferred tax assets from (ii) above	—	34.5
General Atlantic investment of $55.0 million	—	55.0
Intercompany elimination of Knight investment at original value	—	(85.3)

Amounts reflected in Other adjustments	$0.5	$847.0

(a)	Represents the par value of the incremental shares received by GETCO unitholders (71.0 million shares less 19.0 million (as converted) @ $0.01 per share)

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2013

We have also included the following information in the footnote to further clarify the adjustment (f).

	Elimination of existing Equity	Consideration Paid (i)	Change in Equity
Common Stock	$(4.5)	$1.3	$(3.2)
Additional paid in Capital	(1,647.9)	1,370.0	(277.9)
Retained Earnings	(701.2)		(701.2)
Treasury stock, at cost	864.4		864.4
Accumulated other comprehensive income	3.2		3.2

	$(1,486.0)	$1,371.3	$(114.7)

Consideration paid		$1,371.3
Less par value (ii)		(1.3)

Change in Additional paid in Capital		$1,370.0

(i)

Represents total consideration of $1,371.3 with the excess of the total over par value of KCG shares issued to current Knight stockholders and RSU holders ($1.1 million) plus the par value of GETCO’s existing ownership in Knight ($0.2 million) being recorded in Additional paid in Capital

(ii)

Represents the par value ($0.01 per share) of the KCG shares and RSUs issued to current Knight stockholders (100.3 million shares) and RSU holders (5.6 million shares/RSUs) and of GETCO previously held equity interest (19.0 million shares)

Incorporation of Certain Documents by Reference, page 244

10.	Please revise your disclosure to specifically incorporate by reference the amended Form 10-K filed by Knight Capital Group on April 16, 2013.

In response to the Staff’s comment, we have revised the disclosure to specifically incorporate by reference the amended Form 10-K filed by Knight on page 263.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1381 or by email at NGDemmo@wlrk.com.

Sincerely,

Nicholas G. Demmo

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

May 13, 2013

cc.	Via E-mail
Andy Greenstein
(Knight Capital Group, Inc.)
John McCarthy
(GETCO Holding Company, LLC)